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Stephen Ekker

Dean of Mayo Clinic Graduate School of Biomedical Sciences

Rochester, Minnesota · 500+ connections · **Contact info**

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 **Mayo Clinic Graduate School of Biomedical...**
 **The Johns Hopkins University**

About

I am a trained molecular biologist and engineer, and my lab uses the zebrafish as a pioneering animal model for gene editing technology development and for the science of engineering health. I believe we can make a better world through science and technology to foster innovation and entrepreneurship, and that the 21st   ... see more

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Articles & activity

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 **Posted Post Doc Positions Gene Editing Mayo Clinic...**

 **Stephen Ekker**
Published on LinkedIn

We are looking for new gene editors to join the terrific and highly collaborative environment at the Mayo Clinic and as a part of our rich network including Iowa State and other member ...see more

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 **Vic is awesome and has been a fantastic leader for the Life Science...**
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Experience

 **Dean of Mayo Clinic Graduate School of Biomedical Sciences**
Mayo Clinic Graduate School of Biomedical Sciences
May 2019 – Present · 4 mos
Rochester, Minnesota

 **Mayo Clinic**
12 yrs 2 mos

 **Director, Office of Entrepreneurship**
Aug 2017 – Present · 2 yrs 1 mo
Rochester, Minnesota Area

Helping develop the entrepreneurial spirit and community within the Mayo Clinic and partners.

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Department of Biochemistry and Molecular Biology

Founder Scientist
LEAH Labs
Nov 2018 – Present · 10 mos

President/Guild Master
Genome Writers Guild Genome Engineering Society
Jul 2017 – Present · 2 yrs 2 mos

CEO and Co-Founder
Lifengine Technologies
Mar 2016 – Present · 3 yrs 6 mos
Rochester, Minnesota Area

Making genome sciences accessible.

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Education

The Johns Hopkins University
Doctor of Philosophy (Ph.D.), Molecular Biology and Genetics
1988 – 1993

University of Illinois at Urbana-Champaign
Bachelor's Degree, Electrical Engineering
1983 – 1988

Focus on semiconductor fabrication

University of Illinois at Urbana-Champaign
Bachelor's Degree, Genetics and Developmental Biology
1983 – 1988

Worked with Dr. Carl Woese

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Scholastic chess coach
Kellogg Middle School, Century High School
Oct 2007 – Apr 2015 • 7 yrs 7 mos

Scholastic chess coach

Skills & Endorsements

Molecular Biology · 50

Endorsed by **Andrew Rennekamp, PhD and 2 others who are highly skilled at this**

Endorsed by **21 of Stephen's colleagues at Mayo Clinic**

Science · 32

Endorsed by **Zoltan M. Varga, who is highly skilled at this**

Endorsed by **9 of Stephen's colleagues at Mayo Clinic**

Life Sciences · 28

Endorsed by **Andrew Rennekamp, PhD and 1 other who is highly skilled at this**

Endorsed by **6 of Stephen's colleagues at Mayo Clinic**

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